INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Liberty Street Horizon Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on August 20, 2010, for the Liberty Street Horizon Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment No. 105 filed concurrently with this correspondence.

PROSPECTUS

Page 2 - Table of Contents

1.
If the paragraph at the bottom of the table of contents is not a FINRA requirement, replace with: “This Prospectus sets forth basic information about the Fund that you should know before investing.  It should be read and retained for future reference.”

RESPONSE: The Registrant confirms that the paragraph is not a FINRA requirement; therefore it is replaced with: “This Prospectus sets forth basic information about the Fund that you should know before investing.  It should be read and retained for future reference.”

Page 3 - Summary Section (Fees and Expenses)

2.	Delete the parenthesis surrounding the statement: “Total annual fund operating expenses (after fee waiver and/or expense reimbursement)”.

RESPONSE: The parenthesis has been deleted.

Page 4 - Summary Section (Principal Investment Strategies)

3.	Add the following sentence in the principal investment strategies paragraph: “Typically, the majority of stocks held in Core Value tend to be larger U.S. companies.”

RESPONSE:  The above sentence has been added.

4.
If derivative instrument/security lending are not the Fund’s principal investment strategies, delete the paragraph: “The Fund may use certain derivative instruments, such as writing options, for risk management purposes or as part of the Fund’s investment strategies.  Generally, derivatives are financial contracts the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, and related indices. The Fund may also lend its portfolio securities to generate additional income.”

RESPONSE:  The Registrant represents that derivative instruments/security lending are not the Fund’s principal investment strategies and therefore the paragraph has been deleted.

Page 5 - Summary Section (Principal Risks of Investing)

5.	Delete “Derivative Risk” if this is not the Fund’s principal investment strategies.

RESPONSE:  “Derivative Risk” has been deleted.

Page 6 - Summary Section (Performance)

6.	Confirm in the response letter that the Institutional Class is the share class with the largest net assets, therefore the Institutional Class shares’ calendar year returns are shown in the bar chart.

RESPONSE:  The Registrant confirms that the Institutional Class has the largest net assets, therefore its calendar year returns are shown in the bar chart.

7.	Delete “since inception” footnote below the “Average Annual total Returns” table and add “since inception” in the table.

RESPONSE:  The footnote has been deleted and since inception date has been added in the column heading.

Page 6 - Summary Section (Portfolio Managers)

8.
Delete the last two sentences: “Mr. Bregman has the responsibility for the day to day portfolio management of the Fund, including the responsibility to implement trades on behalf of the Fund and to oversee all investment decisions for the Fund.  Mr. Stahl generally oversees research, investment ideas and overall portfolio structure, and is authorized to execute transactions on behalf of the Fund in Mr. Bregman's absence.”

RESPONSE: These two sentences have been deleted.

Page 11 & 12 - More About the Fund’s Investment Strategies and Risks

9.	Delete “Derivative Risk” and “Prepayment or Call Risk” from this section if these are not the Fund’s principal investment strategies.

RESPONSE: “Derivative Risk” and “Prepayment or Call Risk” have been deleted.

Page 23 - Redemption Fee

10.	Confirm in the response letter that redemption fee will not apply to shareholders who exchange between classes.

RESPONSE:  The Registrant confirms that the redemption fee will not apply to shareholders who exchange between classes.

STATEMENT OF ADDITIONAL INFORMATION

Page 27 - Other Accounts Managed by the Portfolio Managers

1.	Consider using a table format.

RESPONSE:  The information for “Other Accounts Managed by the Portfolio Managers” is presented in a table format.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/ SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109